                                                  PURSUANT TO RULE NO. 424(b)(5)
                                                      REGISTRATION NO. 33 -54249
                                                                       333-59141
                                                                       333-82671
PROSPECTUS SUPPLEMENT
(To Prospectus Dated May 9, 2001)

                                 $275,000,000

                          Newmont Mining Corporation

                             8 5/8% Notes due 2011

                                 -------------

   The notes will bear interest at the rate of 8 5/8% per year. Interest on the notes is payable on May 15 and November 15 of each year, beginning on November 15, 2001. The Notes will mature on May 15, 2011. We may redeem some or all the notes at any time at the price described under the heading "Description of Notes--Optional Redemption."

   The notes will be obligations of our company and will rank equally with all of our other unsecured indebtedness.

                                 -------------

    Investing in the notes involves risks. See "Risk Factors" beginning on page
                                     S-9.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 -------------

                                                Per Note    Total
                                                -------- ------------
          Public Offering Price                  99.729% $274,254,750
          Underwriting Discount                   0.650% $  1,787,500
          Proceeds to Newmont (before expenses)  99.079% $272,467,250

   Interest on the notes will accrue from May 14, 2001 to date of delivery.

   The underwriters expect to deliver the notes to purchasers on or about May 14, 2001.

Book-Running Manager
Salomon Smith Barney                                                  JP Morgan

HSBC
         Scotia Capital
                 Barclays Capital
                          BNY Capital Markets, Inc.
                                    Tokyo-Mitsubishi International plc
                                            UBS Warburg

May 9, 2001

   You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the attached prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the attached prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

                                 -------------

                               TABLE OF CONTENTS


                                                                              Page
                                                                              ----

                            Prospectus Supplement
Forward-Looking Statements...................................................  S-3
About Newmont................................................................  S-4
Recent Financial Results.....................................................  S-8
Risk Factors.................................................................  S-9
Use of Proceeds.............................................................. S-12
Capitalization............................................................... S-12
Selected Financial Data...................................................... S-13
Description of Notes......................................................... S-14
Underwriting................................................................. S-16
Legal Matters................................................................ S-17

                                 Prospectus
About This Prospectus........................................................    1
Newmont......................................................................    1
Use of Proceeds..............................................................    1
Ratios of Earnings to Fixed Charges and Preferred Stock Dividends............    1
Description of Capital Stock.................................................    2
Description of Common Stock..................................................    3
Description of Preferred Stock...............................................    6
Description of Common Stock Warrants.........................................   10
Description of Debt Securities...............................................   12
Description of Debt Security Warrants........................................   22
U.S. Federal Income Tax Considerations as a Real Property Holding Corporation   23
Plan of Distribution.........................................................   24
Legal Opinion................................................................   24
Experts......................................................................   25
Where You Can Find More Information..........................................   25

                          FORWARD-LOOKING STATEMENTS

   Certain statements contained in this prospectus supplement and the attached prospectus, including information incorporated by reference, are "forward-looking statements" within the meaning of Section 27A of the Securities Act, and are intended to be covered by the safe harbor created by those sections. Our forward-looking statements include, without limitation, the following:

   . estimates of future gold production for specific operations and on a consolidated basis;

   . estimates of future production costs, exploration expenditures and other expenses for specific operations and on a consolidated basis;

   . estimates of future capital expenditures and other cash needs for specific operations and on a consolidated basis and expectations as to the funding thereof;

   . statements as to the projected development of certain ore deposits, including estimates of development and other capital costs, financing plans with respect thereto and expected production commencement dates;

   . estimates of mine life;

   . estimates of future costs and other liabilities for certain environmental matters; and

   . estimates of reserves.

   Our forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by those forward-looking statements. Cautionary statements setting forth important factors that could cause actual results to differ materially from our forward-looking statements are described below in "Risk Factors" and discussed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, which is incorporated by reference in the attached prospectus, and include, but are not limited to:

   . the price of gold and copper;

   . interest and currency exchange rates;

   . operating performance of equipment, processes and facilities;

   . domestic and foreign laws or regulations, particularly relating to the environment and mining;

   . domestic and international economic and political conditions;

   . the ability of joint venture partners to meet their obligations; and

   . the ability of Newmont to obtain or maintain necessary financing.

   Given these uncertainties, investors are cautioned not to place undue reliance on our forward-looking statements. We disclaim any intent or obligation to update publicly any forward-looking statements set forth in this prospectus supplement, the attached prospectus, or incorporated herein by reference, whether as a result of new information, future events or otherwise.

                                 ABOUT NEWMONT

   Unless otherwise indicated, the information in this prospectus supplement gives effect to our January 2001 acquisition of Battle Mountain Gold Company. It is important for you to read and consider all information contained in this prospectus supplement and the attached prospectus in making your investment decision. You should also read and consider the information in the documents we have referred you to in "Where You Can Find More Information" in the attached prospectus.

   Newmont is the second largest producer of gold in the world, based on ounces of production. In 2000, we produced gold from operations in Nevada and California and, outside of the United States, from operations in Peru, Indonesia, Mexico and Uzbekistan. Our average cash cost of production for 2000 was approximately $170 per ounce, compared to a Western world average of $186 per ounce. We also produced copper concentrates from the Batu Hijau copper/gold deposit in Indonesia. On January 10, 2001, we completed our acquisition of Battle Mountain Gold Company and, as a result, we also produce gold from operations in Canada, Australia and Bolivia. Gold reserves at December 31, 2000 totaled 66.3 million contained equity ounces compared with 66.5 million contained equity ounces at December 31, 1999.

   Including our subsidiaries, partnerships and joint ventures, we sold 5.7 million equity ounces of gold in 2000 and 4.9 million equity ounces in 1999. We use the term "equity ounces" to mean that portion of gold produced, or included in proven and probable reserves, which is attributable or proportionate to our ownership interest.

   Approximately 65% of our gold production in both 2000 and 1999 came from North American operations and 35% from overseas operations. In 2000, 44% of our overseas equity production, or 16% of our total equity production, was attributable to Minera Yanacocha in Peru.

Gold

   Most of our revenue comes from the sale of refined gold into the international market. The gold produced at each of our operations is sent to refiners to produce bullion that meets the required market standard of 99.95% pure gold. Gold has two main categories of use--product fabrication and bullion investment. Fabricated gold has a variety of end uses, including jewelry, electronics, dentistry, industrial and decorative uses, medals, medallions and official coins.

   Our gold sales are generally made at the average price prevailing during the month in which the gold is delivered to the customer plus an interest factor. The gold market is characterized by price volatility. Between January 1, 1991 and March 1, 2001 the price per ounce of gold on the London Bullion Market ranged from a high of $415 to a low of $253.

   On April 27, 2001 the late fixing price for gold on the London Bullion Market was $264.60 per ounce and the spot market price of gold on the New York Commodity Exchange was $263.90 per ounce.

   The supply of gold consists of a combination of new production from mining and stocks of bullion and fabricated gold held by governments, financial institutions, industrial organizations and private individuals. In recent years, mine production has accounted for 60%-65% of the total supply of gold. The price of gold is affected by numerous factors beyond our control, including:

   . purchases, sales and leasing of gold reserves by governments and central banks;

   . rates of inflation and the strength of the U.S. dollar;

   . global and regional economic activity; and

   . speculative trading.

Copper

   Refined copper, the final product from the treatment of concentrates, is incorporated into wire and cable products for use in the construction, electric utility, communication and transportation industries. Copper is also used in industrial equipment and machinery, consumer products and a variety of other electrical and electronic applications and is used to make brass. Materials that compete with copper include aluminum, plastics, stainless steel and fiber optics. We deliver and sell the concentrates produced by Batu Hijau to smelters in Japan, Korea, Australia and Europe. In 2001, approximately 85% of Batu Hijau's production will be sold under long-term contracts, and the balance on the spot market.

   Refined copper is an internationally traded commodity. The copper market differs from the gold market in that copper prices tend to be more cyclical and more directly affected by the worldwide balance of supply and demand. From January 1, 1991 to March 1, 2001, the dollar per pound equivalent of the price of copper on the London Metal Exchange ranged from a high of $1.47 to a low of $0.61.

   On April 27, 2001 the closing spot price of high grade copper on the London Metal Exchange was equivalent to $0.75 per pound.

Properties

  Nevada

   Our Nevada operations include Carlin, located west of Elko on the geological feature known as the Carlin Trend which we discovered in 1961, and operations in the Winnemucca Region which were acquired in the 1997 merger with Santa Fe Pacific Gold Corporation. The Carlin Trend is the largest gold district discovered in North America in the last 50 years. The Winnemucca region includes the Twin Creeks mine located near Winnemucca, the Lone Tree complex located near Battle Mountain, and the Battle Mountain complex, acquired through our recent merger. Currently, at the Battle Mountain complex we are conducting studies as to the feasibility of developing a large copper/gold deposit, but have no active mining operations. Production began in 1965 at Carlin, in 1990 at Twin Creeks, and in 1991 at Lone Tree.

   Gold production in Nevada totaled approximately 3.0 million ounces in 2000 at a total cash cost of $203 per ounce and 2.5 million ounces in 1999 at a cash cost of $211 per ounce. In 2000, ore was mined from nine open-pit deposits and four underground mines.

  California

   We have one mine in Southern California, Mesquite, that was acquired in the 1997 merger with Santa Fe Pacific Gold Corporation. Located in Imperial County, it was acquired by Santa Fe in 1993 and has been producing since 1986. Mining at Mesquite is conducted in two open pits and gold production totaled 130,300 ounces in 2000 and 164,600 ounces in 1999. Total cash costs per ounce were $221 for 2000 and $167 for 1999.

  Peru

   The properties of Minera Yanacocha S.R.L. are located approximately 375 miles north of Lima and 28 miles north of the city of Cajamarca. In 1986, we discovered the Yanacocha gold deposit which has since become the largest gold district in South America. Minera Yanacocha began production in 1993. Prior to 1997, we owned a 38% equity interest in Minera Yanacocha. In 1997, we consolidated Minera Yanacocha in our financial statements following the acquisition of an additional 13.35% interest. The remaining interest is held by Compania de Minas Buenaventura, S.A.A. (43.65%) and the International Finance Corporation (5%).

   Minera Yanacocha has mining rights with respect to a large land position that includes multiple deposits as well as other prospects. These mining rights were acquired through assignments of concessions granted by the Peruvian government. The assignments have a term of 20 years, beginning in the early 1990s, renewable at the option of Minera Yanacocha for another 20 years.

   Four open-pit mines and three leach pads are in operation at Minera Yanacocha. In late 1999, Minera Yanacocha terminated its contract mining agreement and, as a result, is achieving improved productivity and efficiency by conducting mine operations with its own employees. In 2000, production totaled 1.8 million ounces of gold (921,900 equity ounces) at a total cash cost of $88 per ounce as compared to 1999 production of 1.7 million ounces of gold (850,300 equity ounces) at a total cash cost of $103 per ounce.

  Uzbekistan

   Newmont has a 50% interest in the Zarafshan-Newmont Joint Venture. The remaining 50% interest is owned by the State Committee for Geology and Mineral Resources and Navoi Mining and Metallurgical Combine, each a state entity of Uzbekistan. The joint venture produces gold by crushing and leaching ore from existing stockpiles of low-grade oxide ore from the nearby government-owned Muruntau mine. The gold produced by Zarafshan-Newmont is sold in international markets for U.S. dollars. We provide technical and managerial support to Zarafshan-Newmont. The State Committee and Navoi guaranteed to furnish Zarafshan-Newmont with a total of 242 million tons of ore with an average grade of 0.036 ounces of gold per ton, containing approximately 8.6 million ounces of gold. In late 2000, the ore supply agreement was amended to add an additional 220 million tons of ore with an average grade of 0.05 ounces of gold per ton. To handle the additional ore, the joint venture has arranged for construction of a leach pad extension and an ore supply conveyor system. The amended agreement extends the life of the operation to at least 2013.

   In 2000, total production was 498,800 ounces of gold (249,400 equity ounces) at a total cash cost of $129 per ounce. In 1999, total production was 543,000 ounces of gold (271,500 equity ounces) at a total cash cost of $161 per ounce.

  Indonesia

   We have two operating properties in Indonesia--Minahasa, a gold operation, and Batu Hijau which produces copper/gold concentrates. We own 80% of Minahasa. The remaining 20% interest is a carried interest held by P.T. Tanjung Serapung, an Indonesian company. Because we funded 100% of the construction costs, we are entitled to 100% of the gold production until we recover the bulk of our investment, including interest. We have a 45% interest in Batu Hijau which we own through a partnership with an affiliate of Sumitomo Corporation which holds a 35% interest. The remaining 20% is a carried interest held by P.T. Pukuafu Indah, an Indonesian company. We are accounting for our investment in Batu Hijau as an equity investment due to each partner's significant participation rights in the business. We are entitled to 56.25% of the concentrate production until we recover the bulk of our investment, including interest.

   Minahasa--Our first project in Indonesia, Minahasa, located approximately 1,500 miles northeast of Jakarta on the island of Sulawesi, is a Newmont discovery and consists of a multi-deposit operation. Production began in 1996. Minahasa mines and processes ore from the open pit Mesel deposit and a number of smaller peripheral deposits.

   Minahasa produced 364,300 ounces of gold in 2000 at a total cash cost of $133 per ounce as compared to 343,900 ounces of gold in 1999 at a total cash cost of $103 per ounce. It is expected that processing from this mine will end in 2003.

   Batu Hijau--Our second project in Indonesia, Batu Hijau, is located on the island of Sumbawa, approximately 950 miles east of Jakarta. Batu Hijau is a large copper/gold deposit which we discovered in 1990. The total cost of the project was approximately $1.83 billion including capitalized interest during construction and working capital.

   In July 1997, agreements for $1 billion in financing for the Batu Hijau project were signed. The financing is non-recourse to Newmont and Sumitomo.

   Development and construction activities began in 1997 and start-up took place in late 1999. The mine produced 520.8 million pounds of copper and 320,100 ounces of gold in concentrates in 2000. We do not actually produce gold for commercial sale at Batu Hijau, but rather obtain credit for the value of the gold produced, which offsets the cost of producing copper. After such credit, the total cash cost in 2000 was $0.57 per pound of copper.

  Mexico

   In Mexico, we have a 44% interest in La Herradura which is located in northwest Sonora, Mexico. It commenced production in June 1998. The Penoles group, Mexico's largest silver producer, holds a 56% interest and is the operator. Mining is conducted in two open pits and the ore is processed by run-of-mine heap-leaching. In 2000, La Herradura produced 114,800 ounces of gold, (50,500 equity ounces) at a total cash cost of $131 per ounce. In 1999, La Herradura produced 91,400 ounces of gold, (40,200 equity ounces) at a total cash cost of $159 per ounce.

The Battle Mountain Acquisition

   On January 10, 2001, we completed the acquisition of Battle Mountain Gold Company, issuing approximately 24.1 million shares of our common stock. We also exchanged 2.3 million shares of newly issued $3.25 convertible preferred stock for all outstanding shares of Battle Mountain $3.25 convertible preferred stock. The transaction was accounted for as a pooling of interests. At the time of the transaction, Battle Mountain had a 50% or greater interest in four active mining operations which are briefly described below.

  Golden Giant Mine

   The Golden Giant Mine, which is 100% owned, is located approximately 25 miles east of the town of Marathon in Ontario, Canada and is mined using underground mining methods. The Golden Giant Mine has been in production since 1985. Production in 2000 was approximately 334,000 ounces at a total cash cost of $151 per ounce. Production in 1999 was approximately 356,000 ounces at a total cash cost of $145 per ounce.

  Holloway Mine

   The Holloway underground mine is located approximately 35 miles east of Matheson in Ontario, Canada, and about 400 miles northeast of Golden Giant. The mine is owned by a joint venture in which we have an 84.65% interest. The remaining 15.35% interest is held by Teddy Bear Valley Mines. The Holloway Mine commenced production late in 1996. Production in 2000 was approximately 93,000 equity ounces at a total cash cost of $204 per ounce. Production in 1999 was approximately 91,200 equity ounces at a total cash cost of $198 per ounce.

  Kori Kollo Mine

   The Kori Kollo open pit mine is on the high plane in western Bolivia near Oruru on government mining concessions issued to a Bolivian corporation, Empresa Minera Inti Raymi S.A., which owns and operates the Kori Kollo mine. We own 88% of this corporation with the remaining 12% owned by Zeland Mines, S.A. In 2000, the mine produced 241,000 equity ounces of gold at a total cash cost of $204 per ounce. In 1999, the mine produced 256,400 equity ounces, at a total cash cost of $190 per ounce.

  Vera/Nancy Mine

   The Vera/Nancy mine is located in Australia, approximately 120 miles southeast of Townsville, Queensland on 10.5 square miles held under a mineral lease from the state of Queensland. We have a 50% interest in the Vera/Nancy mine. The other 50% interest is held by Normandy Mining Limited, an Australian gold mining company which is the operator of the mine. Production in 2000 was 116,000 equity ounces of gold at a total cash cost of $98 per ounce. Production in 1999 was 67,000 equity ounces of gold at a total cash cost of $124 per ounce.

Hedging

   We generally sell our production at market prices. From time to time, however, we have used commodity instruments to protect the selling price of certain anticipated gold production. While we do not currently engage in an active hedging program, we monitor the market on an ongoing basis and may periodically elect to enter into hedging transactions. However, the hedging policy authorized by our Board of Directors limits total hedging activity to 16 million ounces of gold. Forward sales contracts were utilized for a portion of the gold production from our Minahasa mine in Indonesia and from our Nevada operations. Sales of gold under forward sales contracts represented 3% in 2000, 6% in 1999 and 18% in 1998 of our total equity production. No costs were incurred for forward sales contracts and there were no margin requirements related to these contracts. The use of forward sales contracts has protected us against declining gold prices over the past three years, with respect to the covered ounces.

Exploration

   We spent $77.4 million in 2000 and $74.2 million in 1999 for exploration and reserve development. For 2001, we have budgeted approximately $45 million for exploration. Exploration work is regularly conducted in areas surrounding our existing mines for the purpose of locating additional deposits and determining mine geology. In 2000, nearly one-half of the exploration budget was allocated for work around existing mine sites.

                           RECENT FINANCIAL RESULTS

   On May 1, 2001, we announced results for the first quarter of 2001. We had a net loss from operations of $5.5 million for the first quarter of 2001, excluding merger and restructuring costs and a non-cash mark-to-market gain, on metal sales of $424.1 million. For the first quarter of 2000, we had net income from operations of $10.3 million, on metals sales of $453.1 million.

   For the first quarter of 2001, we reported a net loss of $39.2 million, including $43.7 million in after tax, merger related costs and restructuring costs associated with staff reductions, offset in part by a $10.1 million after tax, non-cash mark-to-market gain on call options. We had a net loss of $6.5 million for the 2000 quarter, after an accounting change related to revenue recognition.

   We produced 1.4 million ounces of gold at a cash cost of $172 per ounce in the first quarter of 2001, compared with 1.3 million ounces of gold at a cash cost of $171 per ounce in the first quarter of 2000. Total production costs in the quarter were $221 per ounce, $9 less than in the 2000 quarter. This performance improvement helped offset a $24 decline in our realized gold price, which averaged $264 per ounce during the first quarter of 2001, compared to $288 per ounce in the 2000 quarter.

   Net cash flow provided by operations also was adversely affected by lower gold revenues, as well as merger and restructuring costs, declining to $18.6 million in the 2001 quarter from $92.4 million in the 2000 quarter.

                                 RISK FACTORS

   You should carefully consider the following risks and all other information contained in this prospectus supplement and attached prospectus in deciding whether to invest in the notes.

   A Substantial or Extended Decline in Gold Prices Would Have a Material Adverse Effect on our Business

   Our business is extremely dependent on the price of gold, which is affected by numerous factors beyond our control. Factors tending to put downward pressure on the price of gold include:

   . sales and leasing of gold reserves by governments and central banks;

   . a low rate of inflation and a strong U.S. dollar;

   . global and regional depression or reduced economic activity; and

   . speculative trading.

Any drop in the price of gold adversely impacts our revenues, profits and cash flows.

   In addition, sustained low prices can:

   . reduce revenues by production cutbacks due to cessation of the mining of deposits or portions of deposits that have become uneconomic at the then-prevailing gold price;

   . halt the development of new projects;

   . reduce funds available for exploration, with the result that depleted reserves are not replaced;

   . reduce the existing reserves by removing ore from reserves that cannot be economically mined or treated at prevailing prices; or

   . result in the write-off of assets whose value is impaired by low gold prices.

Increased Energy Costs Could Affect Profitability of Our Nevada Operations

   The cash cost of production at any particular mining location is frequently subject to great variation from one year to the next due to a number of factors such as changing waste-to-ore ratios, ore grade and metallurgy. In the past a cash cost swing of 10% at any location has not been a significant factor in our profitability. At the present depressed gold price level, however, there is an additional risk that large increases in energy costs projected for our Nevada operations in the coming year arising out of the current West Coast energy crisis, when combined with expected cash cost increases otherwise within the normal range of annual variation, may necessitate a reduction in our Nevada production to a level where our consolidated revenues and income are materially adversely affected.

We Continually Need to Obtain Additional Reserves for Gold Production

   We must continually replace gold reserves depleted by production. It may take many years from the initial phases of drilling before production is possible and during that time economic feasibility of production may change. We need to make substantial expenditures to establish proven and probable reserves through drilling, to determine metallurgical processes to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities.

Estimates of Proven and Probable Ore Reserves are Uncertain

   When we make estimates of proven and probable reserves and cash operating costs, they are subject to considerable uncertainty. Our estimates are, to a large extent, based on interpretations of geologic data obtained from drill holes and other sampling techniques. We use feasibility studies to derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, configuration of the ore body, expected recovery rates of the gold, copper or other metals from the ore, comparable facility, equipment and operating costs, anticipated climatic conditions and other factors. As a result, actual cash operating costs and economic returns on projects may differ significantly from our original estimates.

Remediation Costs for Federal Superfund Law Liabilities May Exceed the Provisions We Have Made

   We have conducted remediation work on two inactive sites as a result of liability under the federal Superfund Law. At one of these two sites, remediation requirements have not been finally determined and the ultimate cost cannot be estimated with certainty. At a third site, an inactive uranium mine and mill, significant remediation has not begun due to the failure to date of federal agencies either to agree on a plan which was submitted or to propose a remediation plan of their own. The environmental standards that may ultimately be imposed remain uncertain and there is a risk that the costs of the remediation may exceed the provision we have made for such remediation by a material amount. Whenever a previously unrecognized remediation claim becomes known or a previously estimated cost is increased that amount of additional cost is expensed in the same period and this can materially reduce net income in that period.

We Incur Costs to Comply with Environmental and Other Governmental Regulations

   Our exploration, production and processing operations are extensively regulated under various U.S. federal, state and local and foreign laws relating to the protection of air and water quality, hazardous waste management and mine reclamation. We have incurred current and may have potential future liability for remediation and other environmental costs. Further, the regulatory environment for our operations could change in ways that would substantially increase liability or the costs of compliance and have a material adverse effect on our results of operations or financial position.

Our Operations Outside North America are Subject to the Risks of Doing Business Abroad

   Over the past few years, we have devoted a significant portion of our capital expenditures to international ventures. Approximately 65% of our gold production in both 2000 and 1999 came from North American operations and 35% from overseas operations. In 2000, 44% of our overseas equity production, or 16% of our total equity production, was attributable to Minera Yanacocha in Peru. At December 31, 2000, approximately 44% of our total long-lived assets were related to our overseas operations, with 45% of that total in Indonesia and 47% in Peru.

   These non-North American exploration, development and production activities are potentially subject to increased political and economic risks, including:

   . cancellation or renegotiation of contracts;

   . disadvantages of competing against companies from countries that are not subject to U.S. laws and regulations, including the Foreign Corrupt Practices Act;

   . changes in foreign laws or regulations;

   . changes in tax laws;

   . royalty and tax increases or claims;

   . retroactive tax or royalty claims;

   . expropriation or nationalization of property;

   . currency fluctuations;

   . foreign exchange controls;

   . import and export regulations;

   . environmental controls;

   . risks of loss due to civil strife, acts of war, guerrilla activities and insurrection; and

   . other risks arising out of foreign sovereignty over the areas in which our operations are conducted.

   Consequently, our non-North American exploration, development and production activities may be substantially affected by factors beyond our control, any of which could materially adversely affect our financial position or results of operations. Furthermore, in the event of a dispute arising from non-North American operations, we may be subject to the exclusive jurisdiction of courts outside North America or may not be successful in subjecting non-North American persons to the jurisdiction of the courts in North America, which could adversely affect the outcome of a dispute.

We Have a Substantial Amount of Indebtedness

   As of December 31, 2000, we had approximately $1.2 billion of indebtedness outstanding. This relatively high level of indebtedness could have important consequences on our operations, including:

   . we may need to use a large portion of the money we earn to pay principal and interest on our other debt, which will reduce the amount of money available to finance our operations and other business activities;

   . our debt level may make us more vulnerable to economic downturns and adverse developments in our businesses and markets;

   . our debt level may reduce our flexibility in responding to changing business and economic conditions, including increased competition in our industry; and

   . our debt level may limit our ability to pursue other business opportunities, borrow money for operations or capital in the future and implement our business strategy.

   We expect to obtain the money to pay our expenses and to pay principal and interest on our debt from our cash flow and refinancings. Our ability to meet these requirements will depend on our future financial performance, which will be affected by financial, business, economic, and other factors. We will not be able to control many of these factors, such as economic conditions in the markets in which we operate. We cannot be certain that our future cash flow will be sufficient to allow us to pay principal and interest on our debt (including the notes) and meet our other obligations. If we do not have enough money to do so, we may be required to refinance all or part of our existing debt including the notes, sell assets or borrow more money. We cannot assure you that we will be able to do so on commercially reasonable terms, if at all.

We May Suffer Losses from Hedging

   We sometimes use commodity market instruments to protect the selling price of a portion of our future production. We also sometimes contract to sell future production at an agreed price. Our net income in 1999 was reduced by the recognition of an unrealized non-cash mark-to-market loss of $44.8 million (pre-tax) on call options we sold in 1999. In 2000, a non-cash unrealized gain of $26.8 million (pre-tax) resulted from the change in fair value since December 31, 1999. Similar gains or losses may recur in the future. An increase in the price of gold will likely increase the fair value of such options resulting in non-cash charges against our quarterly income. However, over the life of the options, any charges would be restored to income. If the gold price rises above the price for which future production has been sold, we will have an opportunity loss.

Mining Accidents or Other Adverse Events at a Mining Location Could Reduce Our Production Levels

   At any of our operations, production may fall below historic or estimated levels as a result of mining accidents such as a pit wall failure in an open pit mine, or cave-ins and flooding at underground mines. In addition, production may be unexpectedly reduced at a location if, during the course of mining, unfavorable ground conditions are encountered, ore grades are lower than expected or the physical or metallurgical characteristics of the ore are less amenable to mining and treatment than expected or planned.

                                USE OF PROCEEDS

   Our net proceeds from this offering are estimated to be approximately $272.1 million after deducting the underwriting discounts and estimated offering expenses. We will use these net proceeds to repay amounts outstanding under our revolving credit facility, which as of March 31, 2001 totalled $215 million and bore interest at a rate of 5.36% per annum. The balance of the net proceeds will be used for general corporate purposes. Pending application of the net proceeds as described above, we intend to invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities.

                                CAPITALIZATION

   The following table sets forth a summary of our consolidated capitalization at March 31, 2001, and as adjusted to give effect to the sale of the notes offered by this prospectus supplement and the application of the net proceeds from that sale.

                                                                                  March 31, 2001
                                                                              -----------------------
                                                                                Actual    As Adjusted
                                                                              ----------  ----------
                                                                                  (in thousands)
Long-term debt:
   Notes offered hereby...................................................... $       --  $  275,000
   Other long-term debt (less current portion)...............................  1,164,950     949,950
                                                                              ----------  ----------
       Total long-term debt..................................................  1,164,950   1,224,950
                                                                              ----------  ----------
Minority interest in affiliates..............................................    200,932     200,932
                                                                              ----------  ----------
Stockholders' equity:
   Convertible preferred stock--par value $5.00, authorized and outstanding
     2.3 million shares......................................................     11,500      11,500
   Common stock--par value $1.60, authorized 250 million shares; outstanding
     185.1 million...........................................................    312,773     312,773
   Additional paid-in capital................................................  1,463,723   1,463,723
   Accumulated other comprehensive loss......................................    (30,445)    (30,445)
   Retained deficit..........................................................   (299,595)   (299,595)
                                                                              ----------  ----------
       Total stockholders' equity............................................  1,457,956   1,457,956
                                                                              ----------  ----------
       Total capitalization.................................................. $2,823,838  $2,883,838
                                                                              ==========  ==========

                            SELECTED FINANCIAL DATA

   The following financial data include the results of Battle Mountain Gold Company for the periods indicated. The statement of operations data for the years ended December 31, 2000, 1999 and 1998, and the balance sheet data as of December 31, 2000 and 1999 are derived from, and are qualified by reference to, our financial statements included in our Annual Report on Form 10-K, which have been audited by Arthur Andersen LLP. The balance sheet data as of December 31, 1998 has been prepared on a basis consistent with the other information presented. The statement of operations data for the three month periods ended March 31, 2001 and March 31, 2000 and the balance sheet data as of March 31, 2001 and March 31, 2000 are derived from unaudited financial statements. In the opinion of our management, the unaudited financial statements have been prepared on a basis consistent with the financial statements which appear elsewhere in the documents incorporated by reference in the attached prospectus, and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial position and results of operations for such unaudited periods. Historical results are not necessarily indicative of results to be expected in the future.

   The net loss for 2000 includes $58.4 million attributable to asset write downs, $42.2 million of expenses relating to the settlement of a legal dispute with respect to our 1997 acquisition of an additional interest in Minera Yanacocha, a $23.9 million write down in the market value of securities acquired in the Battle Mountain Gold Company merger, and $6.9 million of expenses relating to the Battle Mountain Gold Company merger, as well as a non-cash mark-to-market gain on call options of $26.8 million. The net loss for 1999 includes $39.5 million attributable to asset write downs, as well as a $44.8 million non-cash mark-to-market loss on call options. The net loss for 1998 includes $719.8 million attributable to asset write downs. The net loss for the three month period ended March 31, 2001 includes $60.5 million in merger and restructuring expenses, as well as a $15.6 million non-cash mark-to-market gain on call options.

   Our selected financial data set forth below should be read in conjunction with our financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations", both of which can be found in our Annual Report on Form 10-K for the year ended December 31, 2000 and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, which are incorporated by reference in the attached prospectus.

                                                Three Months
                                              Ended March 31,     Years Ended December 31,
                                            ------------------- -----------------------------
                                              2001      2000      2000      1999      1998
                                            --------  --------  --------  --------  --------
                                                ( dollars in millions, except per ounce)
Statement of Operations Data:
Sales...................................... $  424.1  $  453.1  $1,809.5  $1,627.1  $1,730.5
Net income (loss) before cumulative effect
  of a change in accounting principle
  applicable to common shares..............    (39.1)      6.1     (89.8)   (102.0)   (608.6)
Net loss applicable to common shares.......    (39.2)     (6.5)   (102.3)   (102.0)   (641.5)
Balance Sheet Data (at period end):
Total assets............................... $3,819.6  $3,903.4  $3,916.7  $3,951.9  $4,022.0
Long-term debt, including current portion..  1,213.3   1,321.9   1,199.8   1,246.9   1,489.8
Stockholders' equity.......................  1,457.9   1,554.2   1,500.0   1,570.3   1,687.3
Other Data:
Cash flow provided by operations........... $   18.6  $   92.4  $  567.8  $  451.2  $  451.2
Equity ounces produced (thousands of
  ounces)..................................  1,389.5   1,290.4   5,724.2   4,946.1   4,960.0
Equity ounces sold (thousands of ounces)...  1,422.3   1,387.4   5,727.8   4,946.2   4,954.3
Average realized price per equity ounce.... $    264  $    288  $    281  $    284  $    307
Cash costs per equity ounce................ $    172  $    171  $    170  $    173  $    179
Reserves (in millions of contained ounces).      n/a       n/a      66.3      66.5      61.7

                             DESCRIPTION OF NOTES

   The following description of the particular terms of the notes offered by this prospectus supplement supplements the description of the general terms and provisions of the debt securities included in the attached prospectus. The notes will be issued under an indenture, dated as of May 1, 2001, between us and Citibank, N.A., as trustee. The following summary of the notes is qualified in its entirety by reference to the description of the debt securities and indenture contained in the accompanying prospectus.

   The notes will mature on May 15, 2011. The notes will be our unsecured obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness. The notes will be issued in fully registered form only, in denominations of $1,000 and integral multiples of that amount.

   We may, without the consent of the holders of notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the notes. Any additional debt securities having such similar terms, together with the notes, will constitute a single series of debt securities under the indenture.

   We will pay interest on the notes at a rate of 8 5/8% per annum semi-annually in arrears on May 15 and November 15 of each year, commencing November 15, 2001, to the persons in whose names the notes are registered at the close of business on April 30 or October 31, as the case may be (whether or not a business day), immediately preceding the relevant interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

   If any interest payment date falls on a day that is not a business day, the interest payment will be postponed to the next day that is a business day, and no interest on such payment will accrue for the period from and after such interest payment date. If the maturity date of the notes falls on a day that is not a business day, the payment of interest and principal may be made on the next succeeding business day, and no interest on such payment will accrue for the period from and after the maturity date. Interest payments for the notes will include accrued interest from and including the date of issue or from and including the last date in respect of which interest has been paid, as the case may be, to, but excluding, the interest payment date or the date of maturity, as the case may be.

   As used in this prospectus supplement, "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York.

Optional Redemption

   The notes may be redeemed, in whole or in part, at our option at any time or from time to time. The redemption price for the notes to be redeemed on any redemption date will be equal to the greater of the following amounts:

   . 100% of the principal amount of the notes being redeemed on the redemption date; or

   . the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed on that redemption date (not including any portion of any payments of interest accrued to the redemption date) discounted to the redemption date on a semiannual basis at the Treasury Rate (as defined below), as determined by the Reference Treasury Dealer (as defined below), plus 45 basis points;

plus, in each case, accrued and unpaid interest on the notes to the redemption date.

   Notwithstanding the foregoing, installments of interest on notes that are due and payable on interest payment dates falling on or prior to a redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date according to the notes and the indenture. The redemption price will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

   We will mail notice of any redemption at least 30 days but not more than 60 days before the redemption date to each registered holder of the notes to be redeemed. Once notice of redemption is mailed, the notes called for redemption will become due and payable on the redemption date and at the applicable redemption price, plus accrued and unpaid interest to the redemption date.

   "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

   "Comparable Treasury Issue" means the United States Treasury security selected by the Reference Treasury Dealer as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

   "Comparable Treasury Price" means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations, or (C) if only one Reference Treasury Dealer Quotation is received, such Quotation.

   "Reference Treasury Dealer" means (A) Salomon Smith Barney Inc. or Chase Securities Inc. (or their respective affiliates which are Primary Treasury Dealers), and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we will substitute therefor another Primary Treasury Dealer; and (B) any other Primary Treasury Dealer(s) selected by us.

   "Reference Treasury Dealer Quotation" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third business day preceding such redemption date.

   On and after the redemption date, interest will cease to accrue on the notes or any portion of the notes called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before the redemption date, we will deposit with a paying agent (or the trustee) money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date. If less than all of the notes of any series are to be redeemed, the notes to be redeemed shall be selected by lot by DTC, in the case of notes represented by a global security, or by the trustee by a method the trustee deems to be fair and appropriate, in the case of notes that are not represented by a global security.

   The notes will not be entitled to the benefit of any mandatory redemption or sinking fund.

                                 UNDERWRITING

   Salomon Smith Barney Inc. and Chase Securities Inc. are acting as representatives of the underwriters named below.

   Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter's name.

                                                 Principal Amount
              Underwriter                            of Notes
              -----------                        ----------------
              Salomon Smith Barney Inc..........     $151,250,000
              J.P. Morgan Securities Inc........       68,750,000
              HSBC Securities (USA) Inc.........       11,000,000
              Scotia Capital (USA) Inc..........       11,000,000
              Barclays Capital Inc..............        8,250,000
              BNY Capital Markets, Inc..........        8,250,000
              Tokyo-Mitsubishi International plc        8,250,000
              UBS Warburg LLC...................        8,250,000
                                                 ----------------
                 Total..........................     $275,000,000
                                                 ================

   The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

   The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed 0.40% of the principal amount of the notes. The underwriters may allow, and dealers may reallow a concession not to exceed 0.25% of the principal amount of the notes on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering price and concessions.

   The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

                                                 Paid by
                                                 Newmont
                                                 ------
              Per note ......................... 0.65%

   In connection with the offering, Salomon Smith Barney, on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

   The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney, in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

   Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

   We estimate that our total expenses for this offering will be $375,000.

   In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged and may in the future engage in investment and commercial banking transactions with us and our affiliates. Salomon Smith Barney is an affiliate of Citibank N.A. and Chase Securities is an affiliate of certain of our other lenders. Each of these banking affiliates are lenders under our revolving credit facility. In addition to its lending relationships with us, Citibank N.A. is the trustee under the indenture under which the notes will be issued. Since more than 10% of the net proceeds of the offering will be used to repay indebtedness that we owe to affiliates of the underwriters under our revolving credit facility, the offering will be made in accordance with Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

   We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

   Any sales to U.S. investors by Tokyo-Mitsubishi International plc shall be made through it affiliate, the New York Branch of the Bank of Tokyo-Mitsubishi, Ltd.

                                 LEGAL MATTERS

   The validity of the notes will be passed upon for us by White & Case LLP, New York, New York. Mayer Brown & Platt, Chicago, Illinois, will pass on certain matters for the underwriters.

PROSPECTUS






NEWMONT MINING CORPORATION

              We may offer by this prospectus the following securities for sale:

              o    Common Stock

              o    Preferred Stock

              o    Warrants to purchase Common Stock

              o    Senior Debt Securities

              o    Subordinated Debt Securities

              o    Warrants to purchase Debt Securities

We will provide the specific terms of the securities that we are offering in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.




Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities that may be offered by this prospectus or have determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



This prospectus is dated May 9, 2001.

                                TABLE OF CONTENTS

About This Prospectus .....................................................    1
Newmont ...................................................................    1
Use of Proceeds ...........................................................    1
Ratios of Earnings to Fixed Charges and
    Preferred Stock Dividends .............................................    1
Description of Capital Stock ..............................................    2
Description of Common Stock ...............................................    3
Description of Preferred Stock ............................................    6
Description of Common Stock Warrants ......................................   10
Description of Debt Securities ............................................   12
Description of Debt Security Warrants .....................................   22
U.S. Federal Income Tax
    Considerations as a Real Property
    Holding Corporation ...................................................   23
Plan of Distribution ......................................................   24
Legal Opinion .............................................................   24
Experts ...................................................................   25
Where You Can Find More Information .......................................   25

                              ABOUT THIS PROSPECTUS

         This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. The shelf process allows us to sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $500 million.

         This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement with specific information about the terms of the securities. The prospectus supplement may also update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading WHERE YOU CAN FIND MORE INFORMATION.

                                     NEWMONT

         We were incorporated in 1965 under the laws of Delaware.

         We are engaged, directly or indirectly through our subsidiaries and affiliates, in the production of gold, the development of mining properties, the exploration for gold and the acquisition of such properties worldwide. We produce gold from mines in Nevada, California, and, outside of the United States, from operations in Peru, Indonesia, Mexico and Uzbekistan. We also produce copper concentrates from a copper/gold deposit at a second location in Indonesia. As a result of our merger with Battle Mountain, we now have added gold production from mines in Canada, Australia and Bolivia.

         Our principal executive offices are located at 1700 Lincoln Street, Denver, Colorado 80203. Our telephone number is (303) 863-7414.

                                 USE OF PROCEEDS

         Unless we state otherwise in a prospectus supplement, the net proceeds from the sale of any securities will be used for general corporate purposes including the repayment of debt, acquisitions, additions to working capital and capital expenditures.

                           RATIOS OF EARNINGS TO FIXED
                      CHARGES AND PREFERRED STOCK DIVIDENDS

         The following table contains our ratios of earnings to fixed charges for the periods indicated, giving effect to our January 2001 acquisition of Battle Mountain Gold Company. Earnings in 1998 were inadequate to cover fixed charges with a deficiency of $706 million.


      Three Months ended                   Year ended December 31,
      ------------------                   -----------------------
        March 31, 2001         2000       1999      1998       1997        1996
        --------------         ----       ----      ----       ----        ----

              0.1              1.4        0.5        --         1.9        1.1




         The following table contains our ratios of earnings to fixed charges and preferred stock dividends for the periods indicated, giving effect to our acquisition of Battle Mountain Gold Company. Earnings in 1998 were inadequate to cover fixed charges and preferred stock dividends with a deficiency of $714 million.

  Three Months ended                      Year ended December 31,
  ------------------                      -----------------------
    March 31, 2001            2000       1999      1998       1997        1996
    --------------            ----       ----      ----       ----        ----

          0.1                 1.3        0.5        --         1.8        1.0


            For the purposes of these tables, fixed charges are calculated by adding the following:

            o  interest expensed and capitalized,

            o amortized premiums, discounts and capitalized expenses related to indebtedness,

            o  an estimate of the interest within rental expense and

            o preferred stock dividend requirements of consolidated subsidiaries, if any.

            For purposes of these tables, earnings are calculated by adding:

            o pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees,

            o  fixed charges,

            o  amortization of capitalized interest,

            o  distributed income of equity investees and

            o our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges

            o  and then subtracting:

            o  capitalized interest,

            o preferred stock dividend requirements of consolidated subsidiaries, if any, and

            o minority interests in pre-tax income of subsidiaries that have not incurred fixed charges.

The term "equity investees" means investments that we account for using the equity method of accounting. The term "preferred stock dividend" means the amount of pre-tax earnings that is required to pay the dividends on outstanding preferred stock.

                          DESCRIPTION OF CAPITAL STOCK

         The rights of our stockholders are governed by Delaware law, our restated certificate of incorporation and our by-laws. The following is a summary of the material terms of our capital stock and is qualified in its entirety by reference to the applicable provisions of Delaware law, our restated certificate of incorporation and by-laws and the Rights Agreement, dated as of August 31, 2000, between us and ChaseMellon Shareholder Services LLC, as rights agent, relating to rights to purchase shares of our Series A Junior Participating Preferred Stock. Copies of our restated certificate of incorporation, our by-laws and our Rights Agreement are attached as exhibits to our Annual Report on Form 10-K which has been incorporated in this prospectus by reference.

         As of March 1, 2001, we had 255,000,000 shares of authorized capital stock. Those shares consisted of:

         o 5,000,000 shares of preferred stock, of which 2,300,000 were outstanding; and

         o 250,000,000 shares of common stock, of which 188,002,163 shares were outstanding.

                           DESCRIPTION OF COMMON STOCK

Listing

         Our common stock is listed on the New York Stock Exchange under the symbol "NEM" and on the Paris Bourse, the Brussels Stock Exchange and the Swiss Stock Exchange.

Dividends

         The owners of common stock may receive dividends when declared by the board of directors. Subject to the terms of any outstanding preferred stock, owners of common stock may not receive dividends until we have satisfied our obligations to any holders of such preferred stock.

Voting Rights

         Each share of common stock is entitled to one vote in the election of directors and other matters. There is no cumulative voting.

By-Laws

         Our board of directors may adopt, amend or repeal our by-laws subject to Delaware law and our certificate of incorporation. The board's power to change our by-laws is also subject to the power of stockholders to do the same.

Liquidation Rights

         If we liquidate, dissolve or wind-up our business, whether voluntarily or not, common stockholders will share equally in the distribution of all assets remaining after we pay creditors and preferred stockholders.

Redemption

         The common stock is not redeemable or convertible.

Anti-Takeover Provisions

         Article NINTH of our restated certificate of incorporation and our stockholder rights plan may make it more difficult for certain corporations, entities or persons to acquire control of us or to remove management.

Approval of Certain Mergers, Consolidations, Sales and Leases

         Article NINTH of our restated certificate of incorporation requires us to get the approval of 80% of our stockholders who are entitled to vote in elections of directors to enter the following types of transactions:

         o a merger or consolidation between us and another corporation that holds 10% of our outstanding shares;

         o the sale or lease of all or a substantial part of our assets to another corporation or entity that holds 10% of our outstanding shares; or

         o any sale or lease to us of assets worth more than $10 million in exchange for our securities by another corporation or entity who holds 10% of our outstanding shares.

         However, Article NINTH does not apply to any transaction if

         o the board of directors has approved the transaction before the other corporation, person or entity has become a holder of 10% of our outstanding shares or

         o if we or our subsidiaries own a majority of the outstanding voting shares of the other corporation.

         Article NINTH can only be altered or repealed with the approval of 80% of our stockholders.

Stockholder Rights Plan

         On August 31, 2000, our board of directors declared a dividend of one Series A Junior Participating Preferred Stock purchase right for each outstanding share of common stock, par value $1.60 per share. The dividend was paid on September 11, 2000 to the stockholders of record on that date.

         In general terms, the Rights Agreement works by imposing a significant penalty upon any person or group which acquires 15% or more of our outstanding common stock without the approval of our board.

The Rights

         Our board authorized the issuance of one right with respect to each share of common stock outstanding on September 11, 2000. The rights initially traded with, and were inseparable from, the common stock. The rights are evidenced only by certificates that represent shares of our common stock. New rights accompany any new shares of our common stock issued after September 11, 2000 until the "distribution date" described below.

Exercise Price

         Each right allows its holder to purchase from us one one-thousandth of a share of Series A Junior Participating Preferred Stock, referred to as "preferred shares," for $100, once the rights become exercisable. This portion of a preferred share will give the stockholder approximately the same dividend, voting, and liquidation rights as would one share of common stock. Prior to exercise, the right does not give its holder any dividend, voting, or liquidation rights.

Exercisability

         The rights will not be exercisable until

         o 10 days after the public announcement that a person or group has become an "acquiring person" by obtaining beneficial ownership of 15% or more of our outstanding common stock, or, if earlier,

         o 10 business days, or a later date determined by our board before any person or group becomes an acquiring person, after a person or group begins a tender or exchange offer which, if completed, would result in that person or group becoming an acquiring person.

         We refer to the date when the rights become exercisable as the "distribution date." Until that date, the common stock certificates also evidence the rights, and any transfer of shares of common stock constitutes a transfer of rights. After that date, the rights will separate from the common stock and be evidenced by book-entry credits or by rights certificates that we will mail to all eligible holders of common stock. Any rights held by an acquiring person are void and may not be exercised.

         Our board may reduce the threshold at which a person or group becomes an acquiring person from 15% to not less than 10% of our outstanding common stock.

Consequences of a Person or Group Becoming an Acquiring Person

         o Flip In. If a person or group becomes an acquiring person, all holders of rights except the acquiring person may, for $100, purchase shares of our common stock with a market value of $200, based on the market price of the common stock prior to such acquisition.

         o Flip Over. If we are later acquired in a merger or similar transaction after the rights distribution date, all holders of rights except the acquiring person may, for $100, purchase shares of the acquiring corporation with a market value of $200 based on the market price of the acquiring corporation's stock, prior to such merger.

Preferred Share Provisions

         Each one one-thousandth of a preferred share, if issued:

         o   will not be redeemable.

         o will entitle holders to quarterly dividend payments of $0.001 per share, or an amount equal to the dividend paid on one share of common stock, whichever is greater.

         o will entitle holders upon liquidation either to receive $1 per share or an amount equal to the payment made on one share of common stock, whichever is greater.

         o   will have the same voting power as one share of common stock.

         o if shares of our common stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per-share payment equal to the payment made on one share of common stock.

         The value of a one one-thousandth interest in a preferred share approximates the value of one share of common stock.

Expiration

         The rights will expire on September 11, 2010.

Redemption

         Our board may redeem the rights for $0.001 per right at any time before any person or group becomes an acquiring person. If our board redeems any rights, it must redeem all of the rights. Once the rights are redeemed, the only right of the holders of rights will be to receive the redemption price of $0.001 per right. The redemption price will be adjusted if we have a stock split or stock dividends of our common stock.

Exchange

         After a person or group becomes an acquiring person, but before an acquiring person owns 50% or more of our outstanding common stock, our board may extinguish the rights by exchanging one share of common stock or an equivalent security for each right, other than rights held by the acquiring person.

Anti-Dilution Provisions

         Our board may adjust the purchase price of the preferred shares, the number of preferred shares issuable and the number of outstanding rights to prevent dilution that may occur from a stock dividend, a stock split, a reclassification of the preferred shares or common stock. No adjustments to the exercise price of less than 1% may be made.

Amendments

         The terms of the Rights Agreement may be amended by our board without consent of the holders of the rights. However, our board may not amend the rights agreement to lower the threshold at which a person or group becomes an acquiring person to below 10% of our outstanding common stock. In addition, our board may not cause a person or group to become an acquiring person by lowering this threshold below the percentage interest that such person or group already owns. After a person or group becomes an acquiring person, our board may not amend the agreement in a way that adversely affects holders of the rights.

The Rights Have Anti-Takeover Effects

         The stockholder rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board, except by means of an offer conditioned on a substantial number of rights being acquired. The rights should not interfere with any merger or other business combination approved by our board, as the rights may be redeemed by us at the required redemption price, or may be amended so as not to apply to such a combination, prior to the time that a person or group has acquired beneficial ownership of 15% or more of the shares of our common stock.

         The Rights Agreement, specifying the terms of the rights and including, as an exhibit, the form of the certificate of designation setting forth the terms of the Series A Junior Participating Preferred Stock, is attached as an exhibit to our registration statement on Form 8-A, dated September 6, 2000, and is incorporated in this document by reference. The foregoing description of the Series A Junior Participating Preferred Stock purchase rights is qualified in its entirety by reference to this exhibit. You should read the Rights Agreement.

                         DESCRIPTION OF PREFERRED STOCK

General

         Our restated certificate of incorporation authorizes us to issue 5,000,000 shares of preferred stock and it is issuable in series. Our board of directors has the power to fix various terms for each series of preferred stock, including the following:

         o   voting powers,

         o   designations,

         o   preferences,

         o   the relative participating and optional or other rights,

         o   qualifications and

         o   limitations and restrictions.

$3.25 Convertible Preferred Stock

         In connection with the merger of our wholly owned subsidiary, Bounty Merger Corp., with Battle Mountain Gold Company, on the effective date of the merger, we issued 2,300,000 shares of $3.25 convertible preferred stock. The following is a summary of our convertible preferred stock, par value $5.00 per share. This summary is qualified in its entirety by reference to the form of the certificate of designation of our $3.25 convertible preferred stock, a copy of which is attached as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2000, and is incorporated in this prospectus by reference.

Dividend Rights

         Holders of shares of the convertible preferred stock are entitled to receive, when, as and if declared by our board of directors out of funds legally available therefor, an annual cash dividend of $3.25 per share, payable in equal quarterly installments on February 15, May 15, August 15 and November 15, of each year, except that if such date is not a Saturday, Sunday or legal holiday, then such dividend will be payable on the next succeeding day that is not a Saturday, Sunday or legal holiday. Dividends on the convertible preferred stock will accrue without interest and be cumulative from the date of initial issuance. Dividends will be payable to holders of record as they appear on our stock transfer books on such record dates as are fixed by our board of directors.

         If dividends are not paid in full, or declared in full and sums set apart for the payment thereof, upon the convertible preferred stock and any other preferred stock ranking on a parity as to dividends with the convertible preferred stock, all dividends declared upon shares of convertible preferred stock and such other parity preferred stock will be declared pro rata so that in all cases the amount of dividends declared and paid per share on the convertible preferred stock and such other parity preferred stock will bear to each other the same ratio that accumulated dividends per share on the shares of convertible preferred stock and such other preferred stock bear to each other. Except as set forth above, unless full cumulative dividends on the convertible preferred stock have been paid, or declared and sums set aside for the payment thereof, dividends (other than in common stock or any of our other stock ranking junior to the convertible preferred stock as to dividends and as to liquidation rights) may not be paid, or declared and set aside for payment, and other distributions may not be made upon the common stock or on any of our other stock ranking junior to or on a parity with the convertible preferred stock as to dividends; and neither common stock nor any of our other stock ranking junior to the convertible preferred stock as to dividends may be redeemed, purchased or otherwise acquired for any consideration by us.

Conversion Rights

         Each share of convertible preferred stock is convertible into shares of our common stock at any time at the conversion price of $100 adjusted as described in the following paragraphs. If shares of convertible preferred stock are earlier called for redemption, the conversion right with respect thereto will terminate at the close of business on the date fixed for redemption and will be lost if not exercised prior to that time, unless we default in payment of the redemption obligation.

         Fractional shares of common stock will not be delivered upon conversion, but a cash adjustment will be paid in respect of such fractional interests based on the then-current market price of the common stock.

         The conversion price is subject to adjustment upon certain events, including

         (1) the issuance of common stock as a dividend or distribution on the common stock;

         (2)   a combination, subdivision or reclassification of common stock;

         (3) the issuance to all holders of common stock of rights or warrants (expiring within 45 days after the record date for determining stockholders entitled to receive them) entitling them to subscribe for or purchase common stock at less than the then-current market price; and

         (4) the distribution to all holders of common stock or capital stock (other than common stock), evidences of our indebtedness, assets (excluding regular periodic cash dividends), or rights or warrants to subscribe for or purchase our securities (excluding the dividends, distributions, rights and warrants mentioned above).

         No adjustment of the conversion price will be required to be made in any case until cumulative adjustments amount to 1% of such price. We will not adjust the conversion price with respect to rights or warrants issued pursuant to certain employee benefit plans. Adjustments to the conversion price with respect to preferred stock purchase rights or similar rights or warrants hereafter adopted or issued will generally be made when such preferred stock purchase rights or similar rights or warrants are exercised. From time to time we may decrease the conversion price by any amount for any period of at least 20 days, so long as the decrease is irrevocable during such period, in which case we will give at least 15 days' notice of such decrease. In addition to the foregoing adjustments, we are permitted to make such reductions in the conversion price as we determine to be advisable in order that any stock dividend, subdivision or shares, distribution of rights to purchase stock or securities or distribution of securities convertible into or exchangeable for stock made by Newmont to its stockholders will not be taxable to the recipients.

         Except as stated above, we will not adjust the conversion price for the issuance of common stock, or any securities convertible into or exchangeable for common stock or carrying the right to purchase any of the foregoing, in exchange for cash, property or services.

         In case of any consolidation or merger to which we are a party (other than a merger or consolidation in which we are the continuing corporation and in which the common stock outstanding immediately prior to the merger or consolidation is not exchanged for cash, securities or other property of another corporation), or in case of any sale or transfer to another corporation of our property as an entirety or substantially as an entirety, or in the case of any statutory exchange of securities with another corporation (other than in connection with a merger or acquisition), there will be no adjustment of the conversion price. In any such case, each holder of the then-outstanding convertible preferred stock will have the right, at the holder's option, to convert such holder's convertible preferred stock into the kind and amount of securities, cash or other property receivable upon such consolidation, merger, statutory exchange, sale or transfer by a holder of the number of shares of common stock into which such convertible preferred stock might have been converted immediately prior to such consolidation, merger, statutory exchange, sale or transfer, assuming such holder of common stock failed to exercise such holder's rights of election, if any, as to the kind or amount of securities, cash or other property receivable upon such consolidation, merger, statutory exchange, sale or transfer (provided that if the kind or amount of securities, cash or other property receivable upon such consolidation, merger, statutory exchange, sale or transfer is not the same for each non-electing share, then the kind and amount of securities, cash or other property receivable upon such consolidation, merger, statutory exchange, sale or transfer for each non-electing share shall be deemed to be the kind and amount so receivable per share by a plurality of the non-electing shares). In the case of a cash merger of us into another corporation or any other cash transaction of the type mentioned above, the effect of these provisions would be that thereafter each share of convertible preferred stock would be convertible at the conversion price in effect at such time into the same amount of cash per share into which each share of convertible preferred stock would have been convertible had such share been converted into common stock immediately prior to the effective date of such cash merger or transaction. Depending upon the terms of such cash merger or transaction, the aggregate amount of cash into which such shares of convertible preferred stock would be converted could be more or less than the liquidation preference with respect to such convertible preferred stock.

         Convertible preferred stock surrendered for conversion after the close of business on a record date for payment of dividends and before the opening of business on the next succeeding dividend payment date (unless such convertible preferred stock is subject to redemption on a redemption date in that period) must be accompanied by payment of an amount equal to the dividend thereon which is to be paid on such dividend payment date. Subject to the foregoing, no payments or adjustments will be made upon conversion on account of accrued dividends on the convertible preferred stock or for any dividends or distributions on any shares of common stock delivered upon such conversion.

Liquidation Rights

         In the event of any liquidation, dissolution or winding up of Newmont, the holders of shares of convertible preferred stock are entitled to receive a liquidation preference of $50.00 per share, plus an amount equal to any accrued and unpaid dividends to the date of payment before any distribution of assets is made to holders of common stock or any other stock that ranks junior to the convertible preferred stock as to liquidation rights.

         The holders of convertible preferred stock and all series or classes of our stock issued after the convertible preferred stock that rank on a parity as to liquidation rights with the convertible preferred stock are entitled to share ratably, in accordance with the respective preferential amounts payable on such stock, in any distribution which is not sufficient to pay in full the aggregate of the amounts payable thereon. After payment in full of the liquidation preference of the shares of the convertible preferred stock, the holders of such shares will not be entitled to any further participation in any distribution of assets by us. Neither a consolidation, merger or other business combination of us with or into another corporation or other entity nor a sale or transfer of all or part of our assets for cash, securities or other property will be considered a liquidation, dissolution or winding up of us.

Redemption at Option of Newmont

         The convertible preferred stock is redeemable, at our option, in whole or in part, for shares of common stock, at any time, if redeemed during the 12-month period beginning May 15 of the year specified below, at the following redemption prices:

                                   Price Per

       Year                          Share
       ----                          -----
       2000........................ $50.975
       2001........................ $50.650
       2002........................ $50.325

and thereafter at $50.00 per share, plus in each case accrued and unpaid dividends to the redemption date. At no time will the convertible preferred stock be redeemable for cash.

         We will issue in payment of the redemption price for each share of convertible preferred stock to be redeemed such number of shares of common stock as equals (1) the then-current Redemption Price of the convertible preferred stock, divided by (2) the market price of the common stock, subject to adjustment in certain circumstances. The market price will be calculated as the lower of (1) the average of the daily closing prices of the common stock for the 20 consecutive trading days immediately preceding the first business day immediately preceding the date of the applicable redemption notice and (2) the closing price of the common stock on the trading day immediately preceding the first business day immediately preceding the date of the applicable redemption notice. The closing price for each day will be the last reported sales price regular way or, in case no such reported sales takes place on such day, the average of the closing bid and asked prices regular way for such day, in each case on the New York Stock Exchange Composite Tape. Fractional shares of common stock will not be issued upon any redemption of convertible preferred stock, but, in lieu thereof, we will pay a cash adjustment based on the Market Price.

         If fewer than all the outstanding shares of convertible preferred stock are to be redeemed, we will select those shares to be redeemed pro rata or by lot or in such other manner as the board of directors may determine. There is no mandatory redemption or sinking fund obligation with respect to the convertible preferred stock. In the event that we have failed to pay accrued and unpaid dividends on the convertible preferred stock, we may not redeem less than all of the then-outstanding shares of the convertible preferred stock until all such accrued and unpaid dividends have been paid in full.

         Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of shares of convertible preferred stock to be redeemed at the address shown on the stock transfer books. After the redemption date, dividends will cease to accrue on the shares of convertible preferred stock called for redemption and all rights of the holders of such shares will terminate, except the right to receive shares of common stock equal to the Redemption Price as described above without interest or adjustment resulting from changes in the market value of the common stock. At the close of business on the redemption date, each holder of convertible preferred stock so redeemed (unless Newmont defaults on its obligations to deliver shares of common stock or cash) will be, without any further action, deemed a holder of the number of shares of common stock for which such convertible preferred stock is redeemable.

Voting Rights

         Holders of the convertible preferred stock will have no voting rights except as described below or as required by law. In exercising any such vote, each outstanding share of convertible preferred stock will be entitled to one vote, excluding shares held by Newmont or any entity controlled by us, which shares will have no voting rights.

         Whenever dividends on the convertible preferred stock have not been paid in an aggregate amount equal to at least six quarterly dividends on such shares, whether or not consecutive, the number of directors of Newmont will be increased by two, and the holders of the convertible preferred stock (voting separately as a class with the holders of any outstanding shares of stock on a parity as to dividends with the convertible preferred stock ("parity dividend stock") on which like voting rights have been conferred and are exercisable) will be entitled to elect such two additional directors to the board of directors at any meeting of our stockholders at which directors are to be elected until all such dividends accrued and in default have been paid in full or set apart for payment in full. The term of office of all directors so elected will terminate immediately upon such payment or setting apart for payment.

         In addition, so long as any convertible preferred stock is outstanding, we will not, without the affirmative vote or consent of the holders of at least 66-2/3 percent of all outstanding shares of convertible preferred stock, voting separately as a class, (i) amend, alter or repeal any provision of our certificate of incorporation or by-laws so as to affect adversely the relative rights, preferences, qualifications, limitations or restrictions of the convertible preferred stock, (ii) authorize or issue or increase the authorized amount of any additional class or series of stock, or any security convertible into stock of such class or series, ranking senior to the convertible preferred stock as to dividends or as to rights upon liquidation, dissolution or winding up of us or (iii) effect any reclassification of the convertible preferred stock.

Other Provisions

         The shares of convertible preferred stock, when issued, will be duly and validly issued, fully paid and nonassessable.

         The holders of shares of convertible preferred stock have no preemptive rights with respect to any of our securities.

         Our convertible preferred stock is listed and traded on the New York Stock Exchange. The registrar, transfer agent, conversion agent and dividend disbursing agent for the convertible preferred stock and the transfer agent and registrar for the common stock issuable upon conversion thereof will be ChaseMellon Shareholder Services, LLC.

                      DESCRIPTION OF COMMON STOCK WARRANTS

         We may issue warrants for the purchase of common stock. The warrants may be issued independently or together with any securities offered by any prospectus supplement. The warrants will be issued under one or more common stock warrant agreements between us and a bank or trust company as common stock warrant agent. The common stock warrant agent will be our agent and will not assume any obligations to any owner of the warrants. The following is a summary of the separate common stock warrant agreements. This summary is qualified in its entirety by reference to the form of common stock warrant agreement, a copy of which is attached as an exhibit to our registration statement on Form S-3 of which this prospectus forms a part.

General

         Under the common stock warrant agreement, warrants may be issued in one or more series. The prospectus supplement and the common stock warrant agreement relating to any series of warrants will include specific terms about the warrants. These terms include some of the following:

         o  the type and number of warrants,

         o the amount of related common stock for which the warrant can be exercised and the price or the manner of determining the price and currency or other consideration to purchase such common stock,

         o  the expiration date of each warrant,

         o  the exercise date of each warrant,

         o  the offering price and currency of each warrant,

         o if applicable, the designation and terms of the securities with which each warrant can be issued,

         o any provision dealing with the date on which the warrants and related securities will be separately transferable,

         o any provision granting a mandatory or an optional redemption provision,

         o  the identity of the common stock warrant agent,

         o  the form of the warrant certificates and

         o  any other terms of the warrant.

         The warrants will be represented by certificates. The warrants may be exchanged under the terms outlined in the common stock warrant agreement. We will not charge any service charges for any transfer or exchange of warrant certificates, but we may require payment for tax or other governmental charges in connection with the exchange or transfer. Until a common stock warrant is exercised, a holder will not be entitled to any payments on or have any rights with respect to the common stock issuable upon exercise of the common stock warrant.

Exercise of Common Stock Warrants

         To exercise warrants, the holder must provide the common stock warrant agent with the following:

         o  payment of the exercise price,

         o certain information required as described on the reverse side of the warrant certificates,

         o  the number of warrants to be exercised and

         o  an executed and completed warrant certificate.

         The common stock warrant agent will issue a new warrant certificate for any warrants not exercised. The exercise price and the number of shares of common stock that each warrant can purchase will be subject to adjustment in certain events, including the issuance of a common stock dividend or a combination, subdivision or reclassification of common stock. No adjustment will be required until cumulative adjustments require an adjustment of at least 1%.

         From time to time, we may reduce the exercise price. No fractional shares will be issued upon exercise of warrants, but we will pay the cash value of any fractional shares otherwise issuable. If we enter into any consolidation, merger, or sale or conveyance of our property as an entirety, the holder of each outstanding warrant shall have the right to the kind and amount of shares of stock, other securities, property or cash receivable by a holder of the number of shares of common stock into which such warrants were exercisable immediately prior to the occurrence of the event.

Modification of the Common Stock Warrant Agreement

         The common stock warrant agreement will permit us and the common stock warrant agent, without the consent of the common stock warrant holders, to supplement or amend the agreement in the following circumstances:

         o  to cure any ambiguity;

         o to correct or supplement any provision which may be defective or inconsistent with any other provisions; or

         o to add new provisions regarding certain matters or questions that we and the common stock warrant agent may deem necessary or desirable and which do not adversely affect the interests of the common stock warrant holders.

                         DESCRIPTION OF DEBT SECURITIES

General

         We may offer:

         o  senior debt securities and

         o  subordinated debt securities.

         Any senior debt securities will be issued under an indenture between us and Citibank, N.A., as trustee. Any subordinated debt securities will be issued under a separate indenture between us and Citibank, N.A., as trustee. All references in this section to debt securities are references to both the senior debt securities and the subordinated debt securities. All references to the indentures are references to both the indenture for senior debt securities and the indenture for the subordinated debt securities. All references to the trustee include both the trustee for the senior debt securities and the trustee for the subordinated debt securities.

         The following is a summary of the material provisions of the indentures. This summary is qualified in its entirety by reference to the Trust Indenture Act of 1939 and the form of indenture.

         The debt securities will be our unsecured indebtedness. The senior debt securities will rank equally with all of our other unsecured and unsubordinated indebtedness. The subordinated debt securities will be subordinate in right of payment to our senior debt securities as well as our other indebtedness that we now or may have in the future. The subordination provisions of the subordinated debt securities are discussed in greater detail below.

         Neither indenture limits the amount of debt securities that we may issue under such indenture. Unless we state otherwise in the prospectus supplement, neither indenture limits the amount of other debt that we can issue.

         Both indentures allow us to issue debt securities in one or more series with different terms. The indentures provide that debt securities of a single series can be issued at different times with different interest rates, redemption and repayment provisions. The prospectus supplement for the series of debt securities being offered will include specific terms of the debt securities. These terms will include some or all of the following:

         o the title of the debt securities and whether such debt securities are senior or subordinated,

         o the total principal amount and permitted denomination of the debt securities,

         o the percentage of the principal amount of the debt securities at which the debt securities will be issued and any payments due if the maturity of the debt securities is accelerated,

         o the currency or currencies in which the principal and interest on the debt securities will be payable,

         o  the dates on which the principal of the debt securities will mature,

         o the interest rate for the debt securities or the method that will be used to determine the interest rate,

         o the dates on which interest on the debt securities will be payable and the manner in which interest will be paid,

         o  any mandatory or optional repayment or redemption provisions,

         o  any sinking fund provisions,

         o any index used to determine the amount of payments of principal and/or interest,

         o  any additional payment provisions,

         o any provision relating to the issuance of discounted debt securities and

         o in the case of debt securities that are convertible into common stock, the conversion price, the period during which the debt securities may be converted and any other terms of conversion which may differ from the applicable indenture.

         Some of the debt securities may be sold at a substantial discount below their stated principal amount and may provide for the payment of no interest or interest at a rate which at the time of issuance is below market rates. We will describe the U.S. federal income tax consequences and other special considerations applicable to any discounted debt securities in the prospectus supplement relating to the discounted debt securities.

Convertibility of the Debt Securities

         The holders of debt securities of a specified series that are convertible into shares of our common stock will be entitled at certain times specified in the prospectus supplement to convert any such securities into common stock. The conversion price and other terms of the conversion will be set forth in the prospectus supplement.

Subordination of Subordinated Debt Securities

         The indebtedness represented by the subordinated debt securities will be subordinated in right of payment to the prior payment in full of all of our senior indebtedness.

         The term "senior indebtedness" means the principal of and any premium and interest on any of our indebtedness outstanding on the date of the subordinated debt securities indenture or to be created, incurred or assumed by us after the date of the indenture unless the terms of such indebtedness specifically state that it is not senior in right of payment to the subordinated debt securities.

         Upon the insolvency, liquidation, bankruptcy, reorganization or similar proceeding relating to us or our property:

         o the holders of our senior indebtedness will be entitled to receive payment in full of all obligations before payment is made to any holders of the subordinated debt securities and

         o until all obligations with respect to our senior indebtedness are paid in full, any payment to which the holders of the subordinated debt securities would be entitled shall be made to the holders of our senior indebtedness.

         In addition, we may not make any payment on account of the subordinated debt securities, if:

         o  any of our senior indebtedness is not paid when due or

         o any other default on our senior indebtedness occurs and the maturity of such senior indebtedness is accelerated.

         If there is a default with respect to any of our senior indebtedness other than the two types of default described immediately above and the maturity of the indebtedness may be accelerated immediately, a representative of the applicable senior indebtedness has the right to send to us written notice stating that there has been a default. After receipt of such notice, we may not make any payments on the subordinated debt securities until the earlier of:

         o  179 days after the receipt of the notice,

         o the date on which the default which gave rise to the notice is no longer continuing,

         o the date that the default has been waived and any acceleration has been rescinded in writing or

         o the date when the applicable senior indebtedness has been paid in full.

         Not more than one blockage period notice may be given in any consecutive 360-day period, irrespective of the number of defaults with respect to our senior indebtedness during such period.

         After all of our senior indebtedness is paid in full and all commitments in respect of the senior indebtedness have expired or terminated and until the subordinated debt securities are paid in full, holders of the subordinated debt securities will be subrogated to the rights of holders of our senior indebtedness to receive distributions applicable to the senior indebtedness.

Global Notes, Delivery and Form

         The debt securities may be issued in the form of one or more global notes that will be deposited with a depositary identified in a prospectus supplement. Each note will be registered in the name of the depositary's nominee. Unless a global note is exchanged in whole or in part for debt securities in definitive form, a global note may generally be transferred only as a whole and only to another nominee of the depositary or to a successor depositary or its nominee.

         Unless otherwise stated in the applicable prospectus supplement, the depositary will be The Depository Trust Company, New York, New York. Currently, it limits the maximum denomination of any single global note to $500 million. Beneficial interests in global notes will be shown on, and transfers of global notes will be effected only through, records maintained by DTC and its participants.

         DTC has provided us the following information, and we take no responsibility for its accuracy: DTC is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants deposit with DTC. DTC also facilitates the clearance and recording of the settlement among its participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for participant's accounts. This eliminates the need for physical exchange of certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Other organizations such as securities brokers and dealers, banks and trust companies that work through a participant, either directly or indirectly use DTC's book-entry system. The rules that apply to DTC and its participants are on file with the SEC.

         Pursuant to DTC's procedures, upon issuance of debt securities represented by a global note in connection with the sale of the debt securities to one or more underwriters, DTC will credit the accounts of the participants designated by the underwriters with the principal amount of the debt securities purchased by the underwriters. Ownership of beneficial interests in a global note will be shown

         o  on DTC's records with respect to participants;

         o by the participants with respect to indirect participants and certain beneficial owners; and

         o by the indirect participants with respect to all other beneficial owners.

         The laws of some states require that certain persons take physical delivery in definitive form of the securities which they own. Consequently, the ability to transfer beneficial interests in a global note may be limited.

         Under the indentures, if the nominee of DTC is the registered owner of a global note, the nominee will be considered the sole owner or holder of the debt securities. Except as provided below, owners of a global note will not be entitled to have debt securities registered in their names, will not receive or be entitled to receive physical delivery of debt securities in definitive form, and will not be considered the owners or holders thereof under the indentures for any purpose, including with respect to the giving of any directions, instructions or approval to the trustee. However, DTC has advised us that pursuant to its customary practice with respect to the giving of consents and votes, it will deliver an omnibus proxy to the trustee assigning the related holder's voting rights to the participant to whose account the debt securities are credited on the record date. Each proxy will include a list of participants' positions in the relevant security as of the record date for a consent or vote.

         We will wire to DTC's nominee principal and interest payments with respect to global notes. We and the trustee will treat DTC's nominee as the owner of the global notes for all purposes. Accordingly, we, the trustee and any paying agent will have no direct responsibility or liability to pay amounts due on the global notes to owners of beneficial interests in the global notes or for maintaining and reviewing any records relating to the beneficial ownership interest.

         It is DTC's current practice, upon receipt of any payment of principal or interest, to credit participants' accounts on the payment date according to their holdings of beneficial interests in the global notes as shown on DTC's records. DTC's current practice is to credit such accounts, as to interest, in next-day funds and, as to principal, in same-day funds. Payments by participants to owners of beneficial interests in the global notes will be governed by standing instructions and customary practices between the participants and the owners of beneficial interests in the global notes, as is the case with securities held for the account of customers registered in "street name." However, payments will be the responsibility of the participants and not of DTC, the underwriters, the trustee or us.

         Debt securities represented by a global note will be exchangeable for debt securities in definitive form with the same terms in authorized denominations only if:

         o DTC notifies us that it is unwilling or unable to continue as depositary, and we do not appoint a successor depositary within 90 days or

         o we determine not to have the debt securities represented by global notes.

         If any of these events occur, DTC will generally notify all direct participants of the availability of definitive debt securities. These securities will be issued in denominations of $1,000 and multiples thereof, in registered form only, and without coupons. We will maintain one or more offices or agencies in New York City to facilitate the transfer or exchange of the global notes. You will not be required to pay any service charges for any transfer or exchange, but we may require you to pay any tax, other governmental charge or payment in connection with the exchange or transfer.

Same-Day Settlement in respect of Global Notes

         Secondary trading in definitive long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, debt securities represented by global notes held by DTC will trade in DTC's Same-Day Funds Settlement System until maturity, and DTC therefore will require that secondary market trading activity in such debt securities settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in debt securities represented by global notes.

Restrictive Covenants Required by the Indenture

         The indenture for the senior debt securities requires us to comply with certain restrictive covenants. Some of the provisions are described below. All series of senior debt securities issued under the indenture will be entitled to the benefits of the covenants described below except for any series of senior debt securities that provides that they are not entitled to the benefits of the covenants described below.

Definition of Attributable Debt

         "Attributable Debt" means, with respect to any lease, the present value of the total net rental payments during the remaining term of the lease. The present value will be determined by using the discount rate implicit in the terms of the lease as determined by two of our officers and will be compounded semiannually. The net amount of rent we may pay under any lease for any period is the amount of rent payable for the period but excluding payments for maintenance, repairs, insurance, taxes, assessments, water rates or similar charges. For any lease which we may terminate by paying a penalty, the net amount of rent will include the penalty, but no rent will be included after the first date that the lease may be terminated.

Definition of Consolidated Net Tangible Assets

         "Consolidated Net Tangible Assets" means the aggregate amount of assets minus the following:

         o  applicable reserves and other properly deductible items,

         o all current liabilities excluding (1) those that the borrower may extend or renew to a time more than 12 months after the time the amount of the liability is being computed, (2) current maturities of long-term indebtedness and (3) capital lease obligations and

         o  all goodwill shown on our balance sheet.

Definition of Funded Debt

         "Funded Debt" means all indebtedness for money borrowed having a maturity of more than 12 months from the determination date or having a maturity of less than 12 months but that the borrower may renew or extend beyond 12 months.

Definition of Principal Property

         "Principal Property" means any mine, plant or other facility, the land upon which it stands and the fixtures that are a part of it, (1) which is used primarily for mining and processing and is located in the U.S. and (2) the net book value of which exceeds 5% of Consolidated Net Tangible Assets. Principal Property does not include (1) any mine, plant or facility which, in the opinion of our board of directors, is not of material importance to our total business or (2) any portion of a particular mine, plant or facility which is not of material importance to the use or operation of the mine, plant or facility.

Definition of Restricted Subsidiary

         "Restricted Subsidiary" means any Subsidiary (1) with substantially all of its property located, or carrying on substantially all of its business, within the U.S. and (2) which owns a Principal Property. "Restricted Subsidiary", however, does not include any Subsidiary whose primary business consists of (1) financing operations in connection with leasing and conditional sales transactions on behalf of us and our Subsidiaries, (2) purchasing accounts receivable or making loans secured by accounts receivable or inventory or (3) being a finance company.

Definition of Subsidiary

         "Subsidiary" is defined as any corporation or entity in which we or one or more of our Subsidiaries directly or indirectly owns a majority of the voting interests.

Limitation on Liens

         The indenture for the senior debt securities will prohibit us and any of our Restricted Subsidiaries from incurring, issuing, assuming or guarantying any debt for money borrowed or any debt evidenced by notes, bonds, debentures or other similar documents ("Debt") secured by any mortgage, security interest or other liens (collectively, "Mortgages") on any Principal Property or shares of stock or indebtedness of any Restricted Subsidiary, without securing all outstanding series of debt securities under the applicable indenture (other than any series of debt securities that provide that the debt securities of the series are not entitled to the benefit of this covenant) equally and ratably with (or prior to) the secured Debt to be incurred, issued, assumed or guaranteed. This restriction, however, will not apply if the sum of the following does not exceed 10% of Consolidated Net Tangible Assets:

         o  the aggregate principal amount of such secured Debt,

         o  all secured Debt which would otherwise be prohibited, and

         o all of our and our Restricted Subsidiary's Attributable Debt in respect of sale and leaseback transactions which would otherwise be prohibited by the covenant limiting sale and leaseback transactions described below.

         The restriction described above also will not apply to debt for borrowed money secured by the following:

         o Mortgages on property, stock or Debt of any entity existing at the time it becomes a Restricted Subsidiary,

         o Mortgages to secure indebtedness of a Restricted Subsidiary to us or to another Restricted Subsidiary,

         o  Mortgages for taxes, assessments or governmental charges or levies
            (1) that are not yet due and delinquent or (2) the validity of which is being contested in good faith,

         o Mortgages of materialmen, mechanics, carriers, workmen, repairmen, landlords or other similar Mortgages, or deposits to obtain the release of these Mortgages,

         o Mortgages arising under attachment or restraint or similar legal process and the execution or enforcement of which is stayed and which are being contested in good faith,

         o Mortgages (1) to secure public or statutory obligations, (2) to secure payment of workmen's compensation, (3) to secure performance in connection with tenders, leases of real property, bids or contracts; or (4) to secure (or in lieu of) surety or appeal bonds, and Mortgages made in the ordinary course of business for similar purposes,

         o Mortgages in favor of the United States, any state in the United States, or any foreign governmental entity to secure payments pursuant to any contract or statute (including Debt of the pollution control or industrial revenue bond type) or to secure any debt incurred to finance the purchase price or the cost of construction of the property subject to the Mortgage,

         o Mortgages on property (including capitalized leases), stock or Debt of a corporation (1) existing at the time we or our Restricted Subsidiary acquired the entity, (2) that secure the payment of the purchase price, construction cost or improvement cost of the property, stock or Debt; or (3) that secure any Debt incurred prior to, at the time of, or within one year after we or our Restricted Subsidiary acquired the property, shares or Debt, completed the construction on or commenced commercial operation of the property for the purpose of financing the purchase price or construction cost,

         o  Mortgages existing at the date of the applicable indenture and

         o any extension, renewal or replacement of any of the Mortgages enumerated above that does not increase the Debt and that is limited to all or a part of the same property, stock or Debt that secured the original mortgage.

         The restrictions discussed above also will not apply to (1) any gold-based loan or forward sale arrangement and (2) Mortgages on property that we or any Restricted Subsidiary own or lease to secure our or a Restricted Subsidiary's proportionate share of any payments required to be made to any Person incurring the expense of developing, exploring or conducting operations for the recovery, processing or sale of the mineral resources of the property.

Limitation on Sales and Leasebacks

         The indenture for the senior debt securities will prohibit us and any of our Restricted Subsidiaries from entering into any arrangement with any third party lender or investor under which we or any Restricted Subsidiary will lease for a period, including renewals, in excess of three years, any Principal Property if we or the Restricted Subsidiary sold or will sell or transfer the Principal Property more than 270 days after the acquisition of the Principal Property or after completion of construction and commencement of full operation of the Principal Property, to the lender or investor or to any person to whom funds have been or will be advanced by the lender or investor on the security of the Principal Property (herein referred to as a "sale and lease-back transaction"), unless:

         o we or any Restricted Subsidiary could create Debt secured by a mortgage on the Principal Property to be leased back in an amount equal to the Attributable Debt with respect to such sale and leaseback transaction without equally and ratably securing the debt securities of all series pursuant to the provisions of the covenant on limitation on liens described above or

         o we apply within 180 days after the sale or transfer an amount equal to the greater of (1) the net proceeds of the sale of the Principal Property sold and leased back pursuant to the arrangement or (2) the fair market value of the Principal Property so sold and leased back at the time of entering into the arrangement to:

         (a) the purchase of different property, facilities or equipment which has a value at least equal to the net proceeds of the sale or

         (b) the retirement of our Funded Debt or that of a Restricted Subsidiary (other than as a result of payment at maturity or pursuant to any mandatory sinking fund or prepayment provision).

         The amount to be applied to the retirement of Funded Debt, however, will be reduced by:

         o the principal amount of any debt securities of any series delivered within 180 days after such sale to the trustee for retirement and cancellation,

         o if the debt securities of any series are original issue discount debt securities or provide that an amount other than the face value is payable upon maturity or a declaration of acceleration, the amount that is due and payable with respect to such series pursuant to Section 4.1 of each of the indentures delivered within 180 days after such sale to the trustee for retirement and cancellation and

         o the principal amount of Funded Debt, other than the debt securities, voluntarily retired within 180 days after such sale.

Merger and Consolidation

         We may consolidate or merge with or into any other corporation and may sell, transfer or lease all of our property or substantially all of our property to any corporation, if:

         o the corporation, if other than us, which resulted from or received the property expressly assumes by supplemental indenture the due and punctual payment of the principal of and any premium or interest on the debt securities and the performance and observance of each agreement to be performed or observed by us under the debt securities and the indentures; and

         o immediately after the completion of the transaction, no Event of Default and no event which, after notice or lapse of time or both, would become an Event of Default shall have occurred and be continuing.

Event of Default

         "Event of Default", when used in each of the indentures with respect to any series of debt securities, will mean any of the following:

         o failure to pay interest on any debt security of the series for 30 days after it is due,

         o failure to pay the principal or any premium on any debt security of the series when it is due,

         o failure to pay any sinking fund payment on any debt security of the series when it is due,

         o failure to perform any other covenant in the applicable indenture for the benefit of the series of debt securities that continues for 90 days after we have been given written notice of that failure,

         o   events of bankruptcy, insolvency or reorganization, or

         o any other Event of Default specified for the series of debt securities.

         Within 90 days after a default occurs with respect to any series of debt securities, the trustee must notify the holders of the debt securities of the series of the default if we have not remedied it. Default is defined to include the events listed above without any grace periods. The trustee may withhold notice to the holders of the debt securities of any default except in the payment of principal, premium, interest or sinking fund payment if it in good faith considers the withholding of notice in the interest of all of the holders of the debt securities of the series. We are required to file an annual certificate with the trustee about any default by us under any provisions of the applicable indenture.

         If any Event of Default occurs and continues for any series of debt securities, the trustee or the holders of at least 25% of the principal amount of the debt securities of the outstanding series may declare the principal and interest accrued on all the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of at least a majority of the aggregate principal amount of the debt securities of that series can annul the declaration. In addition, past defaults other than in payments of principal and interest may also be waived by the same vote.

         If an Event of Default occurs and continues for any series of debt securities, the holders of at least a majority of the principal amount of the affected series of debt securities then outstanding may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power given to or conferred upon the trustee under the indentures, for the series of debt securities.

         The trustee does not have to exercise any of its rights or powers under either of the indentures at the direction of any holders of notes unless the holders offer the trustee reasonable indemnity or reasonable security against expenses and liabilities.

         The Trust Indenture Act of 1939 requires that we file with the trustee annually a written statement regarding the presence or absence of certain defaults.

Defeasance

Defeasance and Discharge of Obligations

         Under the indentures, we will be discharged from our non-administrative obligations under the debt securities of any series if we deposit with the trustee in trust sufficient money and/or U.S. government securities to pay the interest and principal due on the stated due date of those payments. This trust may only be established if, among other things, we deliver to the trustee an opinion of counsel stating that, due to an Internal Revenue Service ruling or a change in federal income tax law, holders of the debt securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of this defeasance and will be subject to federal income tax, as if this defeasance had not occurred.

Defeasance of Certain Covenants and Certain Events of Default

         The indenture for the senior debt securities provides that we may be released from our obligation to comply with the covenants limiting liens and sale and leaseback transactions, and with any related Event of Default if we deposit with the trustee in trust money and/or U.S. government securities which provide for payment of the principal of and each installment of interest on the debt securities due on the stated maturity of such payments. Our other obligations under the indenture and the senior debt securities of such series and other Events of Default would remain in full force and effect. The trust may only be established if, among other things, we have delivered to the trustee an opinion of counsel stating that the holders of the senior debt securities of such series will not recognize income, gain, or loss for federal income tax purposes as a result of a deposit and defeasance of the covenants and the Event of Default noted above and will be subject to federal income tax as would have been the case if such deposit and defeasance had not occurred.

         If we exercise the option described in this section and the debt securities of a series are declared due and payable because of the occurrence of an Event of Default other than the Event of Default related to the covenants limiting liens and sale and leaseback transactions, the amount of money and U.S. government securities on deposit with the trustee will be sufficient to pay amounts due on the senior debt securities of a series at the time of their stated maturity but may not be sufficient to pay amounts due on the debt securities of such series at the time of the acceleration resulting from the Event of Default.

Changes to Indentures

         Under each of the indentures, we and the trustee may modify our rights and obligations, and the rights of the holders of debt securities with the consent of the holders of at least a majority of the principal amount of the outstanding debt securities of all series issued under the indentures affected by the modification. However, we must get the consent of the holder of each debt security affected to make the following changes to the debt securities:

         o  an extension of the fixed maturity of any debt security,

         o  a reduction of the principal amount payable on any debt security,

         o  a reduction in the rate of interest payable on any debt security,

         o  a change in currency in which payments are made,

         o  an extension of the time of payment of interest,

         o a modification that affects adversely any right of a holder of a debt security to repayment,

         o a reduction in the principal amount of an original issue discount debt security due and payable upon a acceleration of the maturity,

         o  an adverse change in or elimination of conversion rights,

         o a reduction in the portion of the principal amount of a debt security provable in bankruptcy,

         o  a reduction in amounts payable upon redemption,

         o  a reduction in the rate of interest payable on overdue amounts and

         o a reduction in the percentage of holders of the outstanding debt securities of each series required to consent to any modification discussed above.

         Under each of the indentures, we can make certain modifications to the applicable indenture with the consent of the trustee but without the consent of any holders of debt securities to evidence our merger, the replacement of the trustee and for certain other purposes.

Duties and Powers of the Trustee

         Except during the continuance of an Event of Default, the trustee under each of the indentures will perform only the duties set forth in the applicable indenture. During the continuance of any Event of Default, the trustee will exercise the rights and powers given it under the applicable indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under similar circumstances in the conduct of his own affairs.

         The trustee may acquire and hold our securities and, subject to certain conditions, otherwise deal with us as if it were not trustee.

         We currently conduct banking transactions with the trustee in the ordinary course of our business.

                      DESCRIPTION OF DEBT SECURITY WARRANTS

         We may issue warrants for the purchase of debt securities. The warrants may be issued independently or together with any securities offered by any prospectus supplement. The warrants will be issued under one or more debt security warrant agreements between us and a bank or trust company as debt security warrant agent. The debt security warrant agent will be our agent and will not assume any obligations to any owner of the debt security warrants. We have summarized certain provisions of the separate debt security warrant agreements. The summary is not complete, and is subject to the debt security warrant agreement.

General

         Under the debt security warrant agreement, the warrants may be issued in one or more series. The prospectus supplement and the debt security warrant agreement relating to any series of warrants will include specific terms about the warrants. These terms include some of the following:

         o  the type and number of warrants,

         o the aggregate principal amount of related debt securities for which the warrant can be exercised and the price or the manner of determining the price and currency or other consideration to purchase such debt securities,

         o  the expiration date of each warrant,

         o  the exercise date of each warrant,

         o  the offering price and currency of each warrant,

         o if applicable, the designation and terms of the securities with which each warrant can be issued,

         o any provision dealing with the date on which the warrants and related securities will be separately transferable,

         o any provision granting a mandatory or an optional redemption provision,

         o  the identity of the debt security warrant agent,

         o  the form of the debt security warrant certificates and

         o  any other terms of the warrant.

         The warrants will be represented by certificates. The warrants may be exchanged pursuant to the procedure outlined in the debt security warrant agreement. We will not charge any service charges for any transfer or exchange of warrant certificates, but we may require payment for tax or other governmental charges in connection with the exchange or transfer. Until a warrant is exercised, a holder will not be entitled to any payments on or have any rights with respect to the debt securities issuable upon exercise of the warrant.

Exercise of Debt Security Warrants

         To exercise warrants, the holder must provide the debt security warrant agent with the following:

         o  payment of the exercise price,

         o certain information required by the reverse side of the warrant certificates,

         o  the number of warrants to be exercised and

         o  an executed and completed warrant certificate.

         The debt security warrant agent will issue a new warrant certificate for any warrants not exercised. From time to time, we may reduce the exercise price.

Modification of the Debt Security Warrant Agreement

         The debt security warrant agreement will permit us and the debt security warrant agent, without the consent of the warrant holders, to supplement or amend the agreement in the following circumstances:

         o  to cure any ambiguity,

         o to correct or supplement any provision which may be defective or inconsistent with any other provisions or

         o to add new provisions regarding certain matters or questions that we and the debt security warrant agent may deem necessary or desirable and which do not adversely affect the interests of the warrant holders.

                     U.S. FEDERAL INCOME TAX CONSIDERATIONS
                     AS A REAL PROPERTY HOLDING CORPORATION

         We are likely to constitute a U.S. real property holding corporation within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"). Under certain provisions of the Code and the income tax regulations, gain realized by a non-U.S. person who would not ordinarily be subject to U.S. federal income tax on gains would, under certain circumstances, be subject to tax (the "special tax") on gain realized on the disposition (and possible withholding tax on the proceeds from such sale (the "withholding tax")) of our securities (other than the disposition of an interest held solely as a creditor), notwithstanding such non-U.S. person's lack of other connections with the U.S. However, because our common stock is regularly traded on an established stock market, the special tax and the withholding tax would apply to the disposition by a non-U.S. person of an interest in a class of securities that is not regularly traded on established securities market only if on the date such interest was acquired by such person it had a fair market value greater than the fair market value on that date of 5% of the regularly traded class of stock with the lowest fair market value. However, if such non-regularly traded class of stock is convertible into a regularly traded class of securities, the special tax and the withholding tax would apply to the disposition of an interest in such non-regularly traded class of securities only if on the date such interest was acquired by such person it had a fair market value greater than the fair market value on that date of 5% of the regularly traded class of stock into which it is convertible. The special tax (but, except in certain circumstances, not the withholding tax) would likewise apply to a disposition of an interest in a class of securities that is regularly traded on an established securities market by a non-U.S. person who beneficially owns, directly or indirectly, more than 5% of the total fair market value of such class of securities at any time during the five year period immediately preceding the disposition of the interest.

         Certain U.S. federal income tax consequences of an investment in a class of securities will, to the extent appropriate under the circumstances, be described in the prospectus supplement relating thereto. Each prospective holder of securities is urged to consult its own tax advisors regarding the U.S. federal tax consequences of an investment in such securities, as well as the tax consequences under any state, local or foreign tax laws.

                              PLAN OF DISTRIBUTION

      We may sell the securities described in this prospectus

      o  through agents

      o  through underwriters or dealers or

      o  directly to one or more purchasers.

         The distribution of the securities may be made from time to time in one or more transactions at a fixed price or prices. The fixed price may be changed to reflect market prices prevailing at the time of sale at negotiated prices.

         Except the common stock, the securities will have no established trading market. Underwriters and agents to whom securities are sold for public offering and sale may make a market in the securities, but will not be obligated to do so and could stop doing so at any time without notice. We cannot guarantee that there will be a market for the securities.

         In connection with the sale of offered securities, underwriters may receive compensation from us or from purchasers of offered securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell offered securities to or through dealers and such dealers may receive compensation in the form of discounts, concessions and commissions from the underwriters and commissions from the purchasers for whom they may act as agents. Underwriters, dealers, agents or direct purchasers that participate in the distribution of the offered securities may be underwriters as defined in the Securities Act of 1933, and any discounts or commissions that we pay to them and any profit on their resale of the offered securities may be treated as underwriting discounts and commissions under the Securities Act of 1933. We will identify any underwriters, dealers, agents or direct purchasers and describe their compensation in the prospectus supplement.

         We may have agreements with the underwriters, dealers and agents who participate in the sale of offered securities to indemnify them against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

         We may authorize agents, underwriters or dealers to solicit offers by certain institutional investors to purchase debt securities which will be paid for and delivered on a future date specified in the prospectus supplement. The obligations of any purchasers under this delayed delivery and payment arrangements will not be subject to any conditions except that the purchase at delivery must not be prohibited under the laws of any jurisdiction in the United States to which the institution is subject. The underwriters and dealers will not have any responsibility for the validity and performance of these contracts.

                                  LEGAL OPINION

         White & Case LLP will issue for us an opinion about the legality of the offered securities.

                                     EXPERTS

     The consolidated financial statements incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent accountants, as indicated in their reports with respect thereto and are included herein in reliance upon the authority of said firms as experts in giving said reports.

                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public from our web site at http://www.newmont.com or from the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York City and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

         The SEC allows us to "incorporate by reference" in this prospectus the information in the documents that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus. We incorporate by reference in this prospectus the documents listed below and any future filings that we may make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities that may be offered by this prospectus:

         o  Annual Report on Form 10-K for the year ended December 31, 2000;

         o  Quarterly Report on Form 10-Q for the quarter ended March 31, 2001;

         o  Current Report on Form 8-K dated January 22, 2001; and

         o  Current Report on Form 8-K dated May 9, 2001.

         You may request a copy of these documents at no cost to you, by writing or telephoning us as follows:

         Newmont Mining Corporation
         1700 Lincoln Street
         Denver, Colorado  80203
         Attn:  Office of the Secretary
         (303) 863-7414

         You should rely only on the information incorporated by reference or provided in this prospectus or in any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer of the securities described in this prospectus in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents.

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                                 $275,000,000

                          Newmont Mining Corporation

                             8 5/8% Notes due 2011

                                   --------

                            PROSPECTUS  SUPPLEMENT

                                  May 9, 2001

                                   --------


                             Salomon Smith Barney
                                   JPMorgan
                                     HSBC
                                Scotia Capital
                               Barclays Capital
                           BNY Capital Markets, Inc.
                      Tokyo-Mitsubishi International plc
                                  UBS Warburg



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